UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 7, 2021, Oriental Culture Holding LTD, a Cayman Islands company (the “Company”), entered into Securities Purchase Agreements (“Agreements”) with two investors (“Investors”), pursuant to which the Company agreed to sell to the Investors in private placements of 600,000 ordinary shares (the “Shares”) of the Company, par value $0.00005 per share, at a purchase price of $5.00 per share for an aggregate offering price of $3,000,000 (the “Private Placements”). In connection with offering, the Company has also agreed to issue the warrants to the Investors to purchase up to an aggregate of 600,000 ordinary shares at an exercise price of $6.00 per share (the “Warrants”). The Warrants have a term of one year and are exercisable by the holder at any time after the date of issuance. The Private Placements will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

The Form of the Securities Purchase Agreements and Form of Warrants are filed as Exhibits 99.1 and 99.2 to this Current Report on Form 6-K. The foregoing summary of the terms of the Agreements and Warrants is subject to, and qualified in its entirety by, the form of Agreements and form of Warrants, which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: December 8, 2021	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
99.1	Form of Securities Purchase Agreements
99.2	Form of Warrants

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